Mail Stop 4561

September 30, 2008

Ms. Jenifer Osterwalder
Chief Executive Officer
FUSA Capital Corporation
1420 Fifth Avenue
22nd Floor
Seattle, WA 98101

>   **Re: FUSA Capital Corporation**
>   **Form 10-KSB for Fiscal Year Ended December 31, 2007**
>   **Forms 10-Q for Fiscal Quarters Ended**
>   **March 31, 2008 and June 30, 2008**
>   **File No. 000-50274**

Dear Ms. Osterwalder:

　　　We have completed our review of your Form 10-KSB and related filings and have no further comments at this time on the specific issues raised.

　　　　　　　　　Sincerely,

　　　　　　　　　Christine Davis
　　　　　　　　　Assistant Chief Accountant